Please Reply to
Joseph Sierchio
Direct Dial: (212) 246-3275
E-mail: jsierchio@sggllp.com

By EDGAR

Febuary 6 , 2007

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:
Mail Stop: 7010

Re:	Mogul Energy International, Inc. Registration Statement on Form SB-2 Filed November 17, 2006
File No. 333-138806
Pre-Effective Amendment No. 1

We have been authorized by Mogul Energy International, Inc. to submit this letter in response to your letter of December 15, 2006 (the “December 15th 2006 Letter”). The numbered responses are keyed sequentially to the numbered paragraphs in the December 15th 2006 Letter. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 1 to the Form SB2 Registration Statement. Page references are to Amendment No. 1.

Under separate cover we are forwarding to you marked hard copies of Amendment No. 1.

SEC Comment No. 1

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Sierchio Greco & Greco, LLP w 720 Fifth Avenue, New York 10019
Tek: (212) 246-3030 w Fax: (212) 246-2225 w www.sggllp.com

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  2 of 17

Response

As noted above the numbered responses in this letter are keyed sequentially to the numbered paragraphs in the December 15th 2006 Letter. In those instances where the comments set forth in the December 15th Letter required changes to be made in various portions of the Registration Statement, the corresponding changes have been made throughout the document as applicable.

SEC Comment 2

Please use defined terms consistently throughout the document and define the terms only once. For example, you define the term "Freehold Properties" on page 3, and define it page 24. In addition, on page 24 you use the term "Fairlight Properties," when it appears that you are referring to the "Freehold Properties."

Response

The Company has revised the Registration Statement in light of your comment to ensure the consistent use of defined terms throughout.

SEC Comment 3

We note the disclosure indicating that you "have two projects available for exploration and production of hydrocarbons at this time." In view of the fact your projects do not include proved reserves, explain to us the basis for your assertion that the projects are available for production of hydrocarbons at this time. Note that this comment also applies to similar disclosure appearing on page 24 of your filing.

Response

The Company has not established reserves on its properties; this fact has been disclosed and the reference to “production” on the cited pages has been removed. See pages 3 and 25.

SEC Comment 4

Many of your risk factors could apply to any oil gas exploration company. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. For example, in the risk factor entitled "The oil and gas exploration business involves many operating risks...," on page 7, you list many risk factors that could cause your operations to cease or diminish. As another example, in the risk factor entitled "Oil and gas prices fluctuate widely...," on page 9 you list several factors that could affect the amount of oil and gas that you could produce. As a final example, in the risk factor entitled "Oil and gas operations are subject to comprehensive regulation..." on page 11 you indicate that your operations are subject to federal, state and local laws, yet your operations are in Canada and Egypt. Please revise your disclosure to explain how each of these factors specifically relate to your operations.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  3 of 17

Response

The Company has reviewed its Registration Statement in light of your comments and has substantially revised, deleted and/or added risk factors as appropriate. See pages 7-14 and 16-18.

SEC Comment 5

Eliminate language that mitigates the risk you present. For example, in the risk factors entitled "Exploration and production activities are subject to certain environmental regulations.. .," on page 11 and "We are subject to various potential environmental liabilities. ..," on page 12 you state that you believe that your risks are not materially different from those faced by other companies in your industry. Please delete this mitigating language.

Response

The mitigating language has been deleted in the cited risk factors and elsewhere as applicable.

SEC Comment 6

In this risk factor, you also discuss risks relating to the inexperience of your management team. Please separate out this risk and discuss it under a separate heading.

Response

A separate risk factor has been included which discusses the inexperience of the Company’s management. See page 16.

SEC Comment 7

Please revise the disclosure in this risk factor to state plainly and c1early the actual risk to investors in regard to management conflicts, and delete the mitigating language explains your procedures for addressing this type of risk.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  4 of 17

Response

This risk factor has been revised in response to your comments. See page 18.

SEC Comment 8

We note that you have not had revenues from operations during your last fiscal year or the subsequent interim period during your current fiscal year. In view of this, explain to us how you have considered the disclosure requirements of Item 303(a) of Regulation S-B.

Response

The disclosure requirements of Item 303(a) are now set forth in the section “Management's Discussion and Analysis or Plan of Operations” under the heading “Capital Resources and Liquidity.” See page 22. Additional disclosures are set forth on page 27.

SEC Comment 9

We note that you report material capitalized costs that are not subject amortization but that are subject to periodic evaluation for impairment under the full cost rules. In view of the significance of these capitalized costs, and the significant estimates and assumptions that would be involved in an assessment for impairment, explain to us how you have considered providing disclosure regarding your critical accounting estimates as they relate to asset impairment. For further guidance, see SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Item V, which can be found at:

http://www.sec.gov/rules/interp/33-8350.htm

Response

Substantial disclosure has been added to the section titled “Management's Discussion and Analysis or Plan of Operations” describing the Company’s critical accounting policies and estimates. See pages 22-23

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  5 of 17

SEC Comment 10

Please describe your plan of operations as required by Item 303(a) of Regulation S-B, including a discussion of your drilling plan, the capital requirements for you drilling plan, how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months.

Response

The disclosure requirements of Item 303(a) are set forth in the section “Management's Discussion and Analysis or Plan of Operations” under the heading “Capital Resources and Liquidity.” See page 22. Additional disclosures are set forth on page 27.

SEC Comment 11

In the first bullet of this section you refer to certain freehold oil and gas leases "identified in the List of Freehold Properties Leases." Please advise whether this is the list of leases that are part of Exhibit 8. If true, please revise your disclosure accordingly and file all material leases.

Response

The Freehold Properties consist of 68 Petroleum and Natural Gas Leases (the “FP Leases”) entered into with numerous Lessors; The FP Leases cover approximately 9,300 acres. The FP Leases are for a three year term; each FP Lease required the payment of an upfront lump sum rental payment (as well as a consideration payment) and requires us to a 15% royalty. Royalties to the Lessors consist of 15% of all leased substances produced, saved and sold, or used by us less any expenses reasonably incurred (including a reasonable rate of return) for separating, treating, processing, comprising and transporting leased substances to the point of sale beyond the wellhead. To date no royalty payments have been required to be made. The Company made aggregate lump sum rental payments of $17,892 Canadian ($16,045 US) and consideration payments of $ 283,629 Canadian ($254,253 US). The FP Leases with the respective land owners were entered into from October 2005 through to February 2006 and each has a three year term. The FP leases were entered into in the ordinary course and the Company does consider any individual FP Lease to be material to its operations.
See page 26.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  6 of 17

SEC Comment 12

We note your statement that you acquired a 50% working interest in the Fairlight Prospect from MEL under the Farm-Out Agreement dated November 8, 2006. However, under "Our Resource Properties" on the same page, you state that you have a 100% working interest in the Fairlight Prospect. Please advise.

Response

Initially, under the terms of the Fairlight Agreement, in consideration of the assignment to the Company by MEL of a fifty percent (50%) working interest in the Fairlight Prospect (and the Freehold Properties), the Company agreed that until such time as it drilled a successful well or abandoned a drilled well, it would be responsible for the payment of one hundred percent (100%) of all expenses, costs of drilling and completion of exploratory and development wells, all production facilities, and field offices pertaining to the Fairlight Prospect, and the costs of abandoning the well(s) if there is no discovery. Thereafter, all parties would be responsible for their proportionate share of development and production costs. This means that except for cost of the acquisition of the Freehold Properties and seismic activities, the Company, Transpacific and MEL are each responsible for any further investments and costs with respect to the exploration and development of the Canadian Property Interests, in accordance with their respective participation interests. See page 25.

SEC Comment 13

We note that the Farm-Out Agreement refers to a Joint Venture Agreement. Please file the Joint Venture Agreement as an exhibit.

Response

The Joint Venture Agreement was attached to the Company’s initial filing of the Registration Statement as Exhibit 10.12.

SEC Comment 14

We note that section 3.2 of the Farm-Out Agreement states that if the work obligation is not completed by April 1, 2006 then the contract will terminate. We also note your disclosure in Note 5 to your audited financial statements that the lease expires on March 31, 2007. Please advise.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  7 of 17

Response

The Company obtained an extension of the Lease term from March 31, 2006 to March 31, 2007 from the Province of Saskatchewan’s department of Industry and Resources. The Company has fulfilled its contractual drilling requirements, having drilled one dry well on the Fairlight Prospect. The well was completed on May 29, 2006. In accordance with the terms of the Fairlight Agreement the Company is responsible for the payment of all of the costs of drilling and abandonment of the well.

SEC Comment 15

Please supplementally confirm whether Exhibit 10.12 is the agreement that entitles you to a 50% working interest in any additional freehold or crown lands surrounding the Fairlight Prospect that are acquired by Transpacific.

Response

Exhibit 10.12 is not the agreement that entitled the Company to a 50% working interest in any additional freehold or crown lands surrounding the Fairlight Prospect that are acquired by Transpacific. Exhibit 10.4 to the Company’s original filing is the agreement under which the Company was originally granted the right to obtain a 50% working interest in any additional freehold or crown lands surrounding the Fairlight Prospect that are acquired by Transpacific.

Subsequently, on January 24, 2007 each of Transpacific and MEL assigned us their interest in and to the Freehold Properties. Currently, we have a 100% interest in the Freehold Properties.

SEC Comment 16

You state that the Leases are for a three year term and pay a 15% royalty. Please state to whom this royalty is payable. We note the disclosure in Note 9 to your audited financial statements that in addition to a royalty, you must also pay a lump sum rental fee. Please state the amount of this fee and the terms of its payment. Provide also disclosure regarding what constitutes a royalty fee comparable to that which you provide in Note 9.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  8 of 17

Response

Each FP Lease required the payment of an upfront lump sum rental payment (as well as a consideration payment) and requires us to a 15% royalty. Royalties to the Lessors consist of 15% of all leased substances produced, saved and sold, or used by us less any expenses reasonably incurred (including a reasonable rate of return) for separating, treating, processing, comprising and transporting leased substances to the point of sale beyond the wellhead. To date no royalty payments have been required to be made. The Company made aggregate lump sum rental payments of $17,892 Canadian ($16,045 US) and consideration payments of $ 283,629 Canadian ($254,253 US). The FP Leases with the respective land owners were entered into from October 2005 through to February 2006 and each has a three year term. The requested disclosures have been added to the filing. See page 26.

SEC Comment 17

You indicate that you have 9,300 acres under lease as part of the Freehold Properties. However, in Note 9 to your audited financial statements you state that you have 11,700 acres. Please advise.

Response

Originally the Company had the right to acquire leases covering approximately 11,700 acres; however, the Company only acquired the 68 leases covering the 9,300 acres.

SEC Comment 18

You state that you will establish a four member operating committee to conduct the exploration and development of the Freehold Properties. Please state when this committee will be established, identify its members and discuss how it will operate, including how decisions will be made. Please file as an exhibit any agreement that sets forth the rights and responsibilities of the Committee.

Response

At this time, since the Company has acquired the interest of MEL and Transpacific and now has a one hundred percent interest in the Freehold Properties, there no longer is a need to establish the committee.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  9 of 17

SEC Comment 19

We note that you say on page 25 that that there can be no assurance that the proceeds from this offering will be sufficient or timely available for the drilling program, in which case the Leases will expire and the Fairlight Agreement will cease. Given that you are registering shares for resale by your selling shareholders and will only receive proceeds, if warrants are exercised, please revise this statement accordingly.

Response

The disclosure has been revised as suggested. See page 27.

SEC Comment 20

We note your discussion of a test well that has been plugged and abandoned. Explain to us how you have accounted for the costs associated with this well. Explain how your accounting complies with Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Response

Accumulated costs of $36,122, reflecting the aggregate costs of the well, within the Canadian full cost-pool, was transferred to the cost to the Company’s amortization base. However, no amortization has been reflected in the financial statements because there are no producing wells. Some clarifying language has been added to the notes to the financial statements and to section titled “Management's Discussion and Analysis or Plan of Operations” under the critical accounting policies and estimates discussion. See pages 22-23 and the Financial Statements.

SEC Comment 21

Please provide a brief description of the assignment by MEL of its 40% interest in the Egyptian Concession to Sea Dragon.

Response

By agreement dated October 1, 2005 MEL assigned, subject to the terms and conditions of the Dover Farmout Agreement, 1/3rd of its 40% working interest in the EWA Concession to Woodgreen International Holdings Ltd. (“Woodgreen”) and 1/3 of its 40% working interest in the EWA Concession to Yellowfern Continental S.A. (“Yellowfern”). Each of Woodgreen, Yellowfern and MEL assigned their respective 1/3 interests to Sea Dragon by agreement dated April 5, 2006. See pages 28-29.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  10 of 17

SEC Comment 22

Please state when it is expected that Dover will apply for the approval of the Egyptian government to its assignment of its 85% interest to MEL and its assignees, when it is expected that such approval will be obtained, and consequently when it is expected that drilling operations will begin. Please supplementally advise if the Deed of Assignment filed as Exhibit 10. 11 is the document that will be filed to obtain the Egyptian government's approval.

Response

Dover has applied for approval; the Company does not know when such approval will be granted. Exhibit 10.11 is the Deed of Assignment.

SEC Comment 23

Please add a risk factor that discusses the risk to the company if the approval of the Egyptian government is not obtained or there is a delay in obtaining such approval.

Response

A risk factor with the heading was included in the original filing; the risk factor has been amended and stated as follows:

“If we fail to obtain the consent of the Egyptian government to our Deed of Assignment application we may need to terminate or curtail our operations.

Our rights in and to the Egyptian Concession are subject to our obtaining governmental approval; if such approval is not obtained (or if obtained, subsequently revoked), the Company’s planned operations may be substantially curtailed. On May 30, 2006, a Deed of Assignment was submitted for governmental approval regarding our 20% working interest in the Egyptian Concession and we have, to date, not yet received a response. Our interest in the exclusive concession for the exploitation of petroleum and natural gas in and throughout the Egyptian Concession is governed by the Concession Agreement and those other licenses and agreements that maybe required thereunder, but which are unknown to us at this time. We can provide no assurance that we will be able to maintain any existing license or agreement or that any existing license or agreement may not be materially varied or that we will be able to acquire any required license or agreement, and if any of our existing licenses or agreements are varied or if we are not successful in maintaining and acquiring other necessary licenses or agreements we may be forced to terminate or curtail our business efforts in Egypt.” See page 12.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  11 of 17

SEC Comment 24

Please file as an exhibit the Transpacific Joint Venture Agreement referred to in Exhibit 10.5.

Response

The Joint Venture Agreement was previously filed as Exhibit 10.2.

SEC Comment 25

Please provide the information required by Item 103 of Regulation S-B in regard to the claim by Ghareeb Awad and Transpacific, including a description of the facts underlying the proceeding. Given that Transpacific has interests in each of your properties, please also add a brief discussion of how this litigation has impacted your operations. Add a risk factor, if appropriate.

Response

The requested disclosures have been added. The Company subsequently entered into a settlement agreement dated January 24, 2005 with Transpacific and Awad. See page 32.

SEC Comment 26

For each officer's biography provide the month and year they held each named position or office during the past five years. In regard to Mr. Tyab, we note that your website indicates he was the founder and major shareholder of Foresight Capital Corp. from 1997 to 2002. Please advise.

Response

The requested disclosures have been added. See pages 33-34.

SEC Comment 27

Please file as an exhibit the agreement with Mr. Pratt.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  12 of 17

Response

The agreement has been filed as Exhibit 10.13.

SEC Comment 28

Please state whether each of the transactions you describe in this section are on terms that you would have received had you entered into such transactions with unaffiliated third parties.

Response

The requested disclosure has been added. See page 40.

SEC Comment 29

Please state whether you received an independent evaluation of the consideration you paid for each the transactions you describe in this section with MEL. If not, explain how the consideration was determined.

Response

The requested disclosure has been added. See page 40.

SEC Comment 30

Please state Mr. Parvez Tyab's ownership interest in MEL.

Response

The requested disclosure has been added. See page 41.

SEC Comment 31

You state that Transpacific is the operator for the Fairlight Prospect. However, on page 24 you indicate that you have the working interest in this property and that Transpacific has a carried interest. Please advise.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  13 of 17

Response

Since the Company has satisfied its drilling obligations under the Fairlight Agreement Transpacific's carried interest has now been converted to a working interest. However, separate from its interest in the property it was also contracted to act as the operator for the property.

SEC Comment 32

If required by Item 404 of Regulation S-B, please identify the individuals who do the accounting and administrative work for you, state how much they are paid, and file as an exhibit the agreement governing the provision of services.

Response

The Company does not believe that such disclosure is required.

SEC Comment 33

Please identify the officers and directors to whom you owed money at December 31, 2005 and September 30, 2006. In regard to the non-interest bearing advances please state the principal amount and maturity date, and file the loan agreements as exhibits.

Response

The requested disclosure has been added See pages 40-41.

SEC Comment 34

Please specify the operating expenses incurred by MEL on your behalf, and file as an exhibit the agreement with MEL relating to the advance of operating expenses.

Response

The following disclosure was added:

“During the nine months ended September 30, 2006 we also paid Mogul Energy Limited, which is wholly-owned by Parvez Tyab, a controlling stockholder and brother of our president, Naeem Tyab, $ 48,619 for administrative and consulting services.” See page 41. There is no written agreement between the Company and MEL.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  14 of 17

SEC Comment 35

Please identify the Director from whom you lease office space and file the lease as an exhibit.

Response

The following disclosure has been added:

“We lease office space in Seattle, Washington, from The Law Office of Mussehl & Khan, a law firm in which Mohammad Khan (one of our officers) and Robert C. Mussehl (one of our directors) are partners.” See page 41.

SEC Comment 36

Please add footnotes that identify the natural person who has voting and disposition authority for the stock owned by each entity that is a selling shareholder.

Response

The requested disclosures have been made. See page 47.

SEC Comment 37

Describe the transactions in which each of the selling shareholders acquired the stock being registered for resale. Please file as exhibits all relevant agreements.

Response

The requested disclosures have been added. See page II-2 - II-4.

SEC Comment 38

Please provide a consent of Messrs. Chapman and Moore to the filing of their report as an exhibit to the registration statement.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  15 of 17

Response

The consent of Messrs. of Messrs. Chapman and Moore to the filing of their report as an exhibit to the registration statement was attached as Exhibit 23.2; an updated consent has been attached as an exhibit to Amendment no. 1.

SEC Comment 39

Please revise the description of the stage of your business throughout your financial statements to be "exploration stage" as the term "start-up stage" is not contemplated within U.S. GAAP.

Response

The requested change has been made.

SEC Comment 40

Please explain to us the consideration you have given to classifying your statement of operations based on the function of the expense, e.g., exploration, general and administrative, etc., rather than the nature of the expense, e.g., legal and professional fees, consulting expense, etc.

Response

The classification used for the statement of operations is based on Management’s view that this approach provides a more informative and therefore more useful display of financial information for readers of the financial statements than acceptable alternatives.

SEC Comment 41

Throughout the notes to your financial statements, you include reference to the interim amounts as of June 30, 2006. As the financial statements in your filing have now been updated through September 30, 2006, information as of June 30, 2006 is no longer relevant. Accordingly, please update the interim information as of and for the six-months ended June 30, 2006 to September 30, 2006. Alternatively, remove the June 30, 2006 interim information and maintain the interim financial statements for the nine-months ended September 30, 2006 on pages F-2 to F-6.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  16 of 17

Response

The September 30, 2006 interim financial statements have been retained, and references to the June 30, 2006 financial statements have been removed.

SEC Comment 42

We note the disclosure indicating that your lease for the Fairlight Prospect expires on March 31, 2007. Please reconcile the March 31, 2007 lease expiration date with your disclosure on page 25 that your Fairlight leases entered into in October 2005 through February 2006 have three year terms and expire in 2008 and 2009.

Response

The Company’s government lease to explore the Fairlight Prospect expires March 31, 2007, while the leases entered into with the various landowners are for three-year terms that expire during 2008 and 2009. Clarifying language has been added to the Company’s filing.

SEC Comment 43

Please provide a reasonably detailed description of the current status of the significant properties or projects excluded from the capitalized costs being amortized including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10( c)(7)(ii) of Regulation S-X for additional guidance. Additionally, in view of the significance of the excluded costs and the related activity during the interim period ended September 30, 2006, include corresponding updated disclosure in the notes to your interim financial statements.

Response

Schedule and narrative information has been added to clarify the current status of the significant properties or projects excluded from the capitalized costs being amortized including the anticipated timing of the inclusion of the costs in the amortization computation for the December 31, 2005 and the September 30, 2006 financial statements. Note that no amortization is reflected in the financial statements because the Company has no producing properties.

U.S. Securities and Exchange Commission
Re: Mogul Energy International, Inc.
SEC File No. 333-138806
February 1, 2007
Page of  17 of 17

SEC Comment 44

We note that recorded the capitalized costs relating to the oil and gas acquisitions and exploration activity as intangible assets. Explain to us your basis for his classification, including why you believe it is consistent with the guidance in EITF 04-02. In the event you reclassify these costs to tangible assets, revise the last sentence of the second paragraph of your MD&A on page 22 to reflect the reclassification.

Response

The notes to the financial statements have been corrected to reflect the guidance under EITF 04-02 to the effect that the costs capitalized under the full cost method are considered tangible assets.

In addition to the changes made by the Company in light of your comments, the Company revised the filing as it deemed appropriate to update and/or clarify disclosures.

We hope that you find the foregoing responsive to your comments.

Very truly yours,

Sierchio Greco & Greco, LLP
/s/ Joseph Sierchio
Joseph Sierchio